

April 30, 2025

Christopher Masterson
Chief Financial Officer, Treasurer and Secretary
Global Net Lease, Inc.
650 Fifth Avenue, 30th Floor
New York, NY 10019

> **Re: Global Net Lease, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **File No. 001-37390**

Dear Christopher Masterson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023, page 48

1. We note you have identified multiple factors that impact your operating results but it does not appear that you have separately quantified each factor. For example purposes only, you state that the decrease in revenue in your office segment was primarily driven by dispositions during the year ended December 31, 2024, partially offset by a full period of revenue in the year ended December 31, 2024 attributable to properties acquired from RTL on the Acquisition Date for the year ended December 31, 2024. When there are multiple factors impacting your operating results, please revise your disclosures in future periodic filings to separately quantify the impact from each factor.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction